Heritage Oaks Bancorp

1222 Vine Street

Paso Robles, CA 93446

May 13, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Lin

Re:	Heritage Oaks Bancorp
Withdrawal of Registration Statement on Form S-1
Filed on May 23, 2012
File No. 333-181628

Ladies and Gentlemen:

On behalf of Heritage Oaks Bancorp, a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-181628), as initially filed with the Securities and Exchange Commission (“Commission”) on May 23, 2012 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement, which related to registering for resale shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A and a warrant to purchase 611,650 shares of common stock and shares of common stock issuable upon exercise of the warrant.  The series A preferred stock and the warrant were originally issued to the United States Department of the Treasury pursuant to the Troubled Asset Relief Program Capital Purchase Program.

The Company is seeking withdrawal because, in July and August 2013, all of the shares of Series A stock were redeemed and the warrant was repurchased by the Company.  The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. Should you have any questions regarding this request for withdrawal, please contact Jordan Hamburger of Manatt, Phelps & Phillips, LLP by telephone at (310) 312-4331.

Very truly yours,

/s/ William Raver

William Raver
General Counsel

cc:

Jordan Hamburger, Esq.
Manatt, Phelps & Phillips, LLP